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                                                               Exhibit (a)(8)(1)



Wednesday January 6, 3:52 pm Eastern Time


Marriott International to Acquire ExecuStay


MARRIOTT INTL. INC. (NEW) To Acquire ExecuStay Corp.



Jan. 6, 1998, Marriott International Inc. (NYSE:MAR - news) said it signed a definitive agreement to acquire ExecuStay Corp. (Nasdaq:EXEC - news).



The total acquisition cost is approximately $128 million, including cash, stock and assumed debt (approximately $13.5 million, net of existing assets). Under terms of the agreement, the public shareholders of EXEC will receive $14 per share in cash.
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                                                               Exhibit (a)(8)(2)

Monday January 11, 4:48 pm Eastern Time



Company Press Release

SOURCE: Marriott International, Inc.

Marriott International Commences Tender Offer for ExecuStay



WASHINGTON, Jan. 11 /PRNewswire/ -- Marriott International, Inc. (NYSE: MAR - news) said today that it has commenced its tender offer to purchase all outstanding public shares of common stock of ExecuStay Corporation (Nasdaq: EXEC
- news) for $14.00 per share. The offer and withdrawal rights will expire at 12:01 a.m. Eastern Standard Time, on Thursday, February 11, 1999, unless extended by Marriott. The offer is conditioned upon a minimum of two million shares (which is 70% of the shares outstanding) being tendered.



MacKenzie Partners, Inc. is the Information Agent, and First Chicago Trust Company of New York is the Issuing and Paying Agent.



Questions concerning the offer and requests for copies of the Offer to Purchase and related materials should be directed to MacKenzie Partners at 212-929-5500 or 800-322-2885.



MARRIOTT INTERNATIONAL, INC. is a leading worldwide hospitality company, with over 1,700 operating units in the United States and 53 other countries and territories. Major businesses include hotels operated and franchised under the Marriott, Ritz-Carlton, Courtyard, Residence Inn, Fairfield Inn, TownePlace Suites, SpringHill Suites, Renaissance, and Ramada International brands; vacation ownership (timeshare) resorts; senior living communities and services; and food service distribution. The company is headquartered in Washington, D.C. and has approximately 131,000 employees. In fiscal year 1997, Marriott International reported total sales of $9.0 billion.